UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☐

On or about January 10, 2018, UroGen Pharma Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Extraordinary Meeting of Shareholders to be held on February 14, 2018 in New York.

A copy of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2.

Exhibits

Exhibit	Description

99.1	Notice and Proxy Statement for the Extraordinary Meeting of shareholders of the Company, each dated January 10, 2018.

99.2	Proxy card for the Extraordinary Meeting of shareholders scheduled to be held on February 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UROGEN PHARMA LTD. (Registrant)

Date: January 11, 2018	By:	/s/ Gary S. Titus
Name: Gary S. Titus
Title: Chief Financial Officer